Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

RESTATED CERTIFICATE OF INCORPORATION

OF

SERES THERAPEUTICS, INC.

Pursuant to Section 242 of the

General Corporation Law of the State of Delaware

Seres Therapeutics, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY THAT:

1.    The Board of Directors of the Corporation duly adopted resolutions at a meeting recommending and declaring advisable that the Restated Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”) be amended and that such amendment be submitted to the stockholders of the Corporation for their consideration, as follows:

RESOLVED, that the Certificate of Incorporation be amended by amending and restating the first sentence of Article FOURTH of the Certificate of Incorporation in its entirety to read as follows:

“The total number of shares of all classes of stock that the Corporation shall have authority to issue is 250,000,000 shares, consisting of (a) 240,000,000 shares of Common Stock, $0.001 par value per share (“Common Stock”), and (b) 10,000,000 shares of Preferred Stock, $0.001 par value per share (“Preferred Stock”).”

2.    The stockholders of the Corporation duly approved such amendment at an annual meeting of the stockholders of the Corporation.

3.    Such amendment has been duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, this Certificate of Amendment to Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on this 27th day of June, 2023.

By:	/s/ Eric D. Shaff
Name:	Eric D. Shaff
Title:	President and Chief Executive Officer